EXHIBIT 99.11

Consent of R. Mohan Srivastava

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F for the year ended December 31, 2021 of New Found Gold Corp.

/s/ R. Mohan Srivastava

By: R. Mohan Srivastava, B.Sc., M.Sc., P.Geo.

Date: May 19, 2022